UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

(Amendment No. 2)*

Medley Capital Corporation
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

58503F106
(CUSIP Number)

September 10, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:
[X]  Rule 13d-1(b)
[   ]  Rule 13d-1(c)
[   ]  Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 58503F106

1.	NAME OF REPORTING PERSON LPL Financial LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 300,857
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 300,857
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.6% *
12.	TYPE OF REPORTING PERSON BD IA

* Based on 54,474,211 shares of Common Stock outstanding as of August 8, 2019, as reported in the Issuer’s Report on Form 10-Q for the period ended June 30, 2019 filed with the Securities and Exchange Commission on August 9, 2019.

CUSIP No. 58503F106
Amendment No. 2 to Schedule 13G (FINAL AMENDMENT)

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission by the Reporting Person with respect to the Common Stock of the Issuer on January 10, 2019 and Amendment No. 1 thereto filed on March 15, 2019 (as so amended, the “Schedule 13G”).  Terms defined in the Schedule 13G are used herein as so defined.
The following Items of the Schedule 13G are hereby amended and restated to read in their entirety as follows:

Item 4.	Ownership

The information requested by this paragraph is incorporated herein by reference to the cover page to this Amendment No. 2 to Schedule 13G.  LPL Financial, in its capacity as investment adviser, may be deemed to beneficially own the Common Stock reported herein, which is held by clients who have granted discretionary authority to dispose of or direct the disposition of the shares to an independent contractor of LPL Financial.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that the Reporting Person has ceased to be the beneficial owner of more than five percent of the Common Stock, check the following:  [X]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not  Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Dated:  October 10, 2019

LPL FINANCIAL LLC

By:	/s/ Brian F. Pearce______________________
Name: Brian F. Pearce
Title: SVP, STO Risk Management

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